Mail Stop 3561

June 16, 2009

Patrick Womack, President
Univest Tech, Inc.
11805 E. Fair Ave.
Greenwood Village, CO 80111

> **Re:** **Univest Tech, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 18, 2009**
> **File No. 333-159315**

Dear Mr. Womack:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Prospectus Summary, page 2

1. Please revise the introductory paragraph to clarify that the summary highlights "material," rather than "selected," information.

2. Please delete the defined terms in the second paragraph since the meaning is easily understood in the context.

<u>Our Company, page 2</u>

3. Where you state on page 2 that you "offer exclusive artist music from established artists," please revise to state that at the present time you do not have any definitive agreements in place. In this regard, generally revise your disclosure to delete descriptions of your business and activities that are not currently fact, such as that you operate on a global basis in the first paragraph, that you sell your services to the general public in the paragraph beginning, "We were incorporated…," or that you expect to generate working capital from internal operations also in that paragraph. Please note that these are examples only and not an all-inclusive list.

4. Please describe how you plan to "use the music as a marketing tool for future wireless technology sales in a captured market via live performance festivals worldwide." Describe exactly what you mean by wireless technology sales, the demographics of your potential captured market, and your proposed live performance festivals. If there currently is no captured market, please discuss how you intend to create such a market.

5. We note one component of your business plan entails the "crossover of technology into additional market segments." Please describe the additional market segments into which you plan to cross over.

6. In the paragraph beginning, "In August, 2008…," please quantify the amount of funding you will need over the next twelve months to continue in business and to implement your business plan.

<u>Risk Factors, page 3</u>

7. Please revise your introductory paragraph to clearly indicate that you have included all material risks in this section, and not just the risk factors you consider to be most material to an investor's decision.

8. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific, material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
    - "There are factors beyond our control which may adversely affect us…," page 5;
    - "We are implementing a strategy to grow our business…," page 5;
    - "We must effectively manage the growth…," page 5; and
    - "We may be unable to hire and retain key personnel…," page 7.

Please note that these are examples only. Review your entire risk factor section and revise as necessary. In addition, please delete risk factors that already convey the risk in other risk factors. For example, the risk factor captioned, "As a company with no operating history…" on page 6, is very similar to the risk factor captioned, "We are a relatively small company with limited resources…" on page 7, which in turn is nearly a verbatim duplication of the risk factor captioned, "We are a relatively small company with limited resources…," on page 8. See also the risk factor captioned, "Buying low-priced penny stocks…," on page 10.

9. Please add a risk factor that addresses the risk associated with Mr. Womack's ownership of the vast majority of the registrant's common shares and, as such, his ability to control the registrant's actions. In this regard, please reference this information on the cover page of the prospectus.

10. Beneath the risk factor where you state that your accountants have expressed doubts about your ability to continue as a going concern, you also state that "Mr. Womack has agreed to loan such funds as may be necessary through October 31, 2009 for working capital purposes." This date is inconsistent with the December 31, 2009 date used on pages 2, 6, 15-18, and 20. Please revise your document so that the termination date of his agreement remains consistent throughout. Also clarify, if true, that Mr. Womack is under no obligation to fund the company for this period of time.

Determination of Offering Price, page 11

11. Please provide the information required by Item 506 of Regulation S-K regarding dilution.

12. Please revise your disclosure here and throughout your prospectus to clarify that to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also revise throughout the prospectus, including the cover page, to consistently indicate that there is no certainty that your shares will be listed on the OTC Bulletin Board or any exchange.

Market for Common Equity and Related Stockholder Matters, page 11

Holders, page 11

13. Please revise the sentence beginning, "We intend to apply to have our common stock listed…," to clarify that you do not apply to be listed on the OTC Bulletin Board, but rather a market maker must file an application on your behalf, as noted in our previous comment.

Reports, page 13

14. If retained, please revise this section to also include the ability to review the information in our Washington, D.C. public reference room. We note that you include this information on page 30.

Management's Discussion and Analysis, page 13

15. Please update the interim financial information in your registration statement to include balance sheet data at the end of your second fiscal quarter and operating data for the second fiscal quarter.

16. Please specify in your "Operating Data" headings on page 14 that the information presented is for the three-month period ended January 31, 2009.

17. In the "Operating Data: at January 31, 2009" section, the numbers you display correspond to operating expenses and loss from operations in your Statement of Operations. In the "Operating Data: at October 31, 2008" section, the numbers you display correspond to operating expenses and net loss in your Statement of Operations. Please revise these sections so that they are consistent with one another, and please identify the expenses as either "Total Expenses" or "Total Operating Expenses" to accurately reflect the numbers shown. Please also identify that the losses are either a "Net Loss" or a "Net Operating Loss" to accurately reflect the numbers shown. Reflect any losses in parenthesis.

18. On page 15, you state that the major components of general and administrative expenses include consulting fees, legal and professional fees, and stock transfer fees. In looking at your Statement of Operations, your accounting fees are higher than your legal and professional fees. Please include accounting fees in your description of the major components of general and administrative expenses.

19. Throughout your registration statement, you state that you intend to operate on a global or world-wide basis. Please provide an appropriate market risk analysis pursuant to Item 305 of Regulation S-K or explain to us why you believe such disclosure is not necessary.

20. You state on page 15 that "operating expenses are expected to remain fairly constant." Please provide guidance as to how long you expect operating expenses to remain fairly constant. Please also explain how you plan to grow your business and produce revenue without an increase in operating expenses as you have produced no revenue to date. In addition, please reconcile your statement with your $50,000 operating cost estimate. Please be sure to identify why you estimate such a large increase in operating costs for the year when your operating costs since inception total only $26,882.

21. On page 15, you state that you may scale back operations to operate at break-even with a smaller level of business activity and that you may adjust overhead to meet revenue from current operations. Please explain how you plan to make a profit by scaling back operations when you have not produced revenue from your current operations. Please also explain how you will adjust overhead to meet revenue from current operations when you have no revenue from current operations.

Liquidity and Capital Resources, page 15

22. On pages 15 and 16, you state the net cash used for operating activities for the period from November 6, 2007 through October 31, 2008. Your Statement of Cash Flows is dated through October 30, 2008. Please revise your document so that these dates are consistent with one another.

23. You disclose that net cash used for operating activities from November 6, 2007 through January 31, 2009 was $2,572. However, cash used in operating activities for the same period shown in the Statement of Cash Flows is $3,572. Please revise as appropriate.

24. We note that your disclosure in your discussion of cash flows provided by financing activities indicates that net cash used for "operating activities" from November 6, 2007 through January 31, 2009 was also $26,750. Please correct this description or advise why it is factually correct.

25. On page 16, you state that net cash used for operating activities from November 6, 2007 through January 31, 2009 was $26,750. This appears to be the number for net cash provided from financing activities. Please change either the description of the $26,750 or the number itself to make the statement accurate.

26. On pages 15-16, you state that over the next twelve months, you "do not expect any material our [sic] capital costs to develop operations[,]" but that you do plan to purchase office equipment to be used in your operations. Please explain how the $50,000 you estimate will be used in operating costs over the next twelve months will be spent if not to develop operations. If the entire $50,000 will be used to purchase office equipment, please so state.

27. On page 16, you state that "[a]dditional resources would be needed to expand into additional locations, which we have no plans to do at this time." Elsewhere you state that you plan to operate on a global basis. Please explain how you plan to operate on a global basis when you have no plans to expand beyond the Denver, Colorado area.

28. Please discuss the terms of the agreement with Mr. Womack in which he has agreed to "loan such funds as may be necessary through December 31, 2009 for working capital purposes." Please also file a copy of any agreement as an exhibit to the registration statement.

29. You state that your principal source of liquidity will be your operations. Please explain how you plan to make your operations your principal source of liquidity when you have not yet generated any revenues from operations. In addition, please identify any other sources of liquidity you may have as well as any circumstances that are reasonably likely to affect your sources of liquidity.

Plan of Operation, page 16

30. Please revise your discussion of your plan of operation to clearly identify your proposed business and product or products. Your discussion should explain your plan in sufficient detail so that your current and prospective investors have an opportunity to view your business and your proposed plan of operation through the eyes of management. The discussion should present a full picture of how you expect to earn revenues and how you expect to develop, distribute and market your music products and promotion services. Please discuss here in greater detail how you intend to develop each component of your business plan listed in the "Our Company" section on page 2 of your filing. Refer to Item 101 of Regulation S-K.

31. On page 17, you list four options that you will face in the event that you are not successful in your operations. Please discuss each of these four options more fully.

32. On page 17, you state that you believe you can be profitable or at break-even by the end of the current fiscal year. Please reconcile this statement with the statement you make in the next paragraph that you expect to incur operating losses because you will be incurring expenses and not generating sufficient revenues.

Description of Business, page 18

33. Please specifically identify your activities from inception to date.

34. You state that you "offer exclusive artist music from established artists, direct for targeted demographics." Please define what you mean by "established."

35. Your current business plan includes "technology for delivery of music product." Please discuss whether you currently have the necessary technology in place to deliver your music product or products. If not, please describe the current status, including your activities and the timeline for when you plan to have such technology in place.

The Product, page 19

36. You state that your "primary mission is to create music . . . and deliver it to consumers . . . as a marketing tool that generates revenue." You also state that you plan to promote established artists and produce new artists, and use wireless technology to provide direct marketing opportunities and perform data mining. Please expand your discussion to elaborate on the following points:
   - How you plan to use the delivery of music as a marketing tool that generates revenue;
   - What you would do with the data that you mine;
   - How you plan to entice established artists to enter into exclusive contracts with you; and
   - How much of your time and operations will be devoted to established versus new artists.

37. You state that your music will be available only from you and your exclusive channel. Please include a website for the registrant, if available. Please discuss any other exclusive channels where your music will be available.

38. You indicate that you do not have any definitive agreements in place with established artists or companies. Please also indicate whether you have had any negotiations or discussions in this regard. If not, so state. If discussions or negotiations have occurred, please provide disclosure.

39. Please discuss in greater detail the concept festivals that you have developed and the Virtual Festivals that you plan to conduct. Please describe more specifically what you mean by "concept festival" and "Virtual Festival" and the role they play in marketing your product.

Markets, page 21

40. Please explain in greater detail each of the three sales strategies on page 21. Please include in your explanation for strategy 1 whether music and technology will be sold directly to the consumer in stores owned by the registrant or in separately owned retail stores, and also how and where your product will be available online.

Proprietary Information, page 22

41. Please reconcile your statement here that you do not own any proprietary information with your statement beneath the heading "Description of Property" that you own the design plans for your proposed software product. Please describe the design plans in greater detail.

Description of Property, page 22

42. Please provide a copy of the lease agreement you have with your President. Please also describe the effects that a termination of the month-to-month lease agreement or the potential of any future rent charges would have on the company. Please also state whether rent is accruing for the office and retail space.

Directors, Executive Officers and Control Persons, page 22

43. On page 21, you state that you plan to utilize the expertise of your principal officer to develop your business. Please provide support for the statement regarding the expertise in the description of Mr. Womack's background on page 22. In addition to this support, please also provide information regarding Mr. Womack's activities from the time he ceased being President of RS Digital Media, Inc. in 2006 through November 6, 2007 when the registrant was incorporated. Please discuss Mr. Womack's and the registrant's relationship, if any, to Univest, Inc. Please also indicate the principal business of each of the named companies.

44. According to your disclosure on page 22, Mr. Womack is currently the President of five different private companies. Please disclose how much of his time Mr. Womack will be dedicating to the registrant. Please also include the dates of Mr. Womack's involvement with the private companies.

45. Please identify the dates of Mr. Tucker's involvement with Tucker Companies, of Denver, Colorado. We also note the incomplete information regarding the principal businesses of the companies. Please revise.

46. Please state whether any of the officers or directors are involved, or have been involved in the past five years, in any legal proceedings that are material to an evaluation of their ability or integrity. If so, please discuss. Refer to Item 401 of Regulation S-K.

Executive Compensation, page 23

47. You state that your "officers and directors do not receive any compensation for their services rendered to" you, "nor have they received such compensation in the

past." In Item 15 on Page II – 2, you list persons who have received common shares for cash, property, or past services. Included in this list are Patrick Womack, the President, and Tim Tucker, a Director. Please state whether these persons received their shares for cash, property, or services. If they received their shares for services to the registrant, please include the receipt of these shares in the compensation table pursuant to Item 402 of Regulation S-K or tell us why you believe such disclosure is not necessary. In addition, please revise your disclosure to delete the plural use of "officer" since Mr. Womack is your only officer.

Selling Security Holders, page 25

48. In your table of selling security holders on pages 25-26, please include disclosure with respect to any material relationships a selling security holder may have or may have had within the past three years with the registrant. Refer to Item 507 of Regulation S-K.

49. Please identify the natural person(s) who have the ultimate voting or investment control over the shares held by David Wagner & Associates, P.C., Edwards Investments, LLC, Mack Investments, LLC, and Corporate Legal, Inc. Refer to Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

50. Please provide the information required by Item 509 of Regulation S-K with respect to David Wagner & Associates, P.C.

51. We note your statement on page 25 that "None of the selling stockholders is known to [you] to be a registered broker-dealer or an affiliate of a broker-dealer." Please confirm to us specifically that Edwards Investments, LLC and Mack Investments, LLC are neither broker-dealers nor affiliates of broker-dealers.

52. Please update the information presented to the latest practicable date.

Plan of Distribution, page 27

53. We note your disclosure regarding short sales. Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of Section 5 of the Securities Act of 1933. Please confirm your understanding.

Financial Statements, page 32

Balance Sheet, page 34

54. Please revise the caption "Retained earnings (deficit)," to be captioned "Deficit accumulated during the development stage." Refer to paragraph 11.a. of SFAS 7.

55. Please provide a note to your financial statements which explains the material terms of the notes payable reflected in your balance sheet. Such disclosure should include due date(s), interest rate, and financial covenants.

Statement of Operations, page 35

56. Please revise to provide a Statement of Operations and a Statement of Cash Flows for the corresponding interim period of the prior fiscal year. Refer to Rule 8-03 of Regulation S-X.

Statement of Shareholders' Equity, page 36

57. Your description of the 107,000 common shares issued for cash presented on the face of the statement of the Statement of Shareholders' Equity provides a description for only 103,080 of such shares. Please revise to provide a description of each issuance of equity securities as required by paragraph 11.d. of SFAS 7.

58. We note your description of share issuances in Note 4 indicates that 107,000 common shares were issued for net cash proceeds of $1,750. Please revise your Statement of Shareholders' Equity to reflect these amounts on a net basis. Your current caption which refers to these costs as deferred offering costs does not appear to be an accurate description of the nature of the costs since they have not been deferred. Please also explain supplementally why you incurred such a high percentage of offering costs; $25,000 of offering costs on offering proceeds of $26,750. Your response should include the specific nature of such costs and whether such costs were compensation for finding buyers of the placement.

Note 1 – Organization and Summary of Significant Accounting Policies, page 38

Revenue Recognition, page 39

59. We note your disclosure that the registrant provides management consulting services and that revenue is recognized when the services have been performed. Please reconcile this statement with your description of your business under the heading "Our Company" on page 2 in which you state that your business is to develop and market music based on technology solutions and that you plan to use music as a marketing tool for future wireless technology sales in a captured

market. We are unclear how the revenue recognition disclosure is consistent with the description of your business.

Note 5 – Income Taxes, page 40

60. Please explain and disclose why the company's net operating loss carry-forwards declined from $25,476 at October 31, 2008 to $3,782 at January 31, 2009. Please also provide the disclosure called for by paragraphs 43 and 47 of SFAS no. 109.

Recent Sales of Unregistered Securities, page II – 2

61. For the common shares issued on November 6, 2007, please specify which shares were issued for cash, which shares were issued for property, and which shares were issued for past services. As to the shares issued for cash, please state the aggregate offering price. As to the shares issued for property or past services, please state the nature of the transaction and the nature and aggregate amount of consideration received by the registrant. Refer to Item 701(c) of Regulation S-K.

62. For the common shares issued on August 8, 2008 for cash, please state the aggregate offering price. Refer to Item 701(c) of Regulation S-K.

Exhibits, page II – 4

63. With respect to your November 2007 and August 2008 private placements, please file as exhibits copies of the stock purchase agreements, as well as any related documentation from the private placement.

Consent of Independent Registered Public Accounting Firm

64. Please have your accountant provide a currently dated consent regarding the use of his report on the registrant's financial statements as well as the reference to him as an expert in the registrant's amended filing. The current consent is to the incorporation by reference in the Registration Statement of Univest Tech, Inc. on Form S-1 of the accountant's report on the financial statements of Mountain West Business Solutions, Inc.

Undertakings, page II – 4

65. It is unclear why you have included undertakings in Item 512 of Regulation S-K that are not applicable to this offering. Since this is a secondary offering (not a primary offering) and you are relying on Rule 430C under the Securities Act, you should include only the undertakings described in subsections (a)(1), (a)(2), (a)(5)(ii) and (h) of Item 512. Please revise accordingly.

Signatures, page II – 6

66. Where Mr. Womack signs in his individual capacity, please identify him as your Principal Executive Officer, Principal Accounting Officer or Controller, and Principal Financial Officer. The designations "President" and "Treasurer" are not sufficient to satisfy the signature requirements of Form S-1. Refer to Instruction 1 in the signatures section of Form S-1.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or in her absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Wagner, Esq.
        David Wagner & Associates, P.C.
        Facsimile No. (303) 409-7650